DESCRIPTION OF SECURITIES

The following is a summary of the material terms and provisions of the securities of Neuropathix, Inc. (“us,” “our,” “we” or the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and certain provisions of our certificate of incorporation, as amended and restated, and bylaws, as amended and restated, that are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Charter, Bylaws and the applicable portions of the DGCL carefully.

General

Our authorized capital stock consists of 205,000,000 shares, all with a $0.0001 par value of per share, of which:

•	200,000,000 shares are designated as common stock; and
•	5,000,000 shares are designated as preferred stock.

Common Stock

Our common stock is listed on OTCQB Marketplace operated by the OTC Markets Group, Inc. under the symbol “NPTX.”

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote, including the election of directors. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our Charter or required by law or regulation, all matters to be voted on by our stockholders must be approved by the affirmative vote of the holders of a majority in voting power present in person or represented by proxy at the meeting. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock. Accordingly, the holders of a majority of the outstanding shares of common stock (voting with holders of outstanding shares of preferred stock) entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Dividends may be declared and paid on shares of our common stock as and when determined by our board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock and to the requirements of applicable law. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares, and there are no redemption or sinking funds provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our Charter, our board of directors (“Board”) has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock, par value of $0.0001 per share, in one or more series, without stockholder approval. Our Board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

We have designated 75 shares of Series A Preferred Stock, of which 75 shares are issued and outstanding, and 75 shares of Series B Preferred Stock, of which 75 shares are issued and outstanding.

Series A Preferred Stock

Voting Rights

Holders of majority of the issued and outstanding shares of Series A Preferred Stock have the right to elect four directors to the Company’s Board (each, a “Series A Director”). Any Series A Director seat shall be considered vacant whether such vacancy exists by reason of a Series A director having never been elected to any such authorized seat(s), death, resignation, disqualification, removal or otherwise. The holders of 2/3 of the issued and outstanding shares of Series A Preferred Stock may remove a Series A Director at any time with or without cause.

On all other matters, each share of Series A Preferred Stock entitles to the holder to 1,000 votes per share, voting as a single class with holders of our voting stock entitled to vote on the matter.

Dividends

Holders of Series A Preferred Stock are entitled to receive dividends or other distributions pari pasu and ratably with holders of Series B Preferred Stock, and senior to the holders of common stock and any other junior stock of the Company, when and if declared by the Company. Dividends may be declared and paid on shares of our Series A Preferred Stock as and when determined by our board of directors.

Conversion

Each share of Series A Preferred is convertible, at the option of the holder, into 1,000 shares of Company common stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Series A Preferred Stock rank senior to holders of Company common stock and pari passu and ratable with holders of our Series B Preferred Stock. Accordingly, we must pay the applicable distribution to the holders of our Series A Preferred Stock and Series B Preferred Stock before we may pay distributions to the holders of our common stock.

Series B Preferred Stock

Voting Rights

Holders of majority of the issued and outstanding shares of Series B Preferred Stock have the right to elect three directors to the Company’s Board (each, a “Series B Director”). Any Series B Director seat shall be considered vacant whether such vacancy exists by reason of a Series B director having never been elected to any such authorized seat(s), death, resignation, disqualification, removal or otherwise. The holders of 2/3 of the issued and outstanding shares of Series A Preferred Stock may remove a Series B Director at any time with or without cause.

On all other matters, each share of Series A Preferred Stock entitles to the holder to 1,000 votes per share, voting as a single class with holders of our voting stock entitled to vote on the matter.

Dividends

Holders of Series B Preferred Stock are entitled to receive dividends or other distributions pari pasu and ratably with holders of Series A Preferred Stock, and senior to the holders of common stock and any other junior stock of the Company, when and if declared by the Company. Dividends may be declared and paid on shares of our Series B Preferred Stock as and when determined by our board of directors.

Conversion

Each share of Series B Preferred is convertible, at the option of the holder, into 1,000 shares of Company common stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Series B Preferred Stock rank senior to holders of Company common stock and pari passu and ratable with holders of our Series A Preferred Stock. Accordingly, we must pay the applicable distribution to the holders of our Series B Preferred Stock and Series A Preferred Stock before we may pay distributions to the holders of our common stock.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Some provisions of Delaware law, our Charter and our Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Removal of Directors

Our Bylaws provide that (i) members of our board of directors appointed by holders of Series A Preferred Stock may only be removed, with or without cause, by the affirmative vote or consent of two-thirds of the then outstanding Series A Preferred Stock, (ii) members of our board of directors appointed by holders of Series B Preferred Stock may only be removed, with or without cause, by the affirmative vote or consent of two-thirds of the then outstanding Series B Preferred and (iii) regular directors may be removed at any time, with or without cause, by a vote of two-thirds of the stockholders entitled to vote upon the matter.

Stockholders Not Entitled to Cumulative Voting

Our Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least a majority of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.